February 26, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Joyce Sweeney
Kathleen Collins Jeff Kauten Jan Woo

Re:	Naqi Logix Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed February 11, 2025
File No. 024-12535

Ladies and Gentlemen:

Set forth below, on behalf of our client, Naqi Logix Inc. (the "Company"), we are transmitting for your review the Company's responses to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated February 24, 2025 (the "Comment Letter"), with respect to the Company's Offering Statement on Form 1-A (the "1-A") submitted to the Commission on February 11, 2025 and to update certain information in the 1-A, the Company is filing Amendment No. 3 to the Offering Statement on Form 1-A, with the Commission (the "1-A/A3"). Please note that all references to page numbers in the responses are references to the page numbers in the 1-A/A3 submitted concurrently with the submission of this letter in response to the Staff's comments.

To facilitate the Staff's review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company's responses immediately following the numbered comments.

Capitalized terms used herein have the meanings set forth in the 1-A/A3 unless defined herein.

Amendment No. 1 to Offering Statement on Form 1-A

Cover page

1. Please disclose that investors will be required to execute an adoption agreement to the Voting Agreement pursuant to which the investor will agree to be bound by the terms of the Voting Agreement which will require them to vote their shares in favor any corporate action approved by the board of directors. Also, disclose that your Chief Executive Officer, Mark Godsy, has the right to designate up to seven director nominees to the board of directors and shareholders will be required to vote their shares in favor of the election of such director nominees.

Nauth LPC • www.nauth.com • T 416.477.6031 • F 416.477.6032217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission February 26, 2025 Page 2

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on the cover page and on pages 60-61 in response to the Staff's comment. We have revised the 1-A/A3 to clarify the shareholder voting obligations under the Voting Agreement.  For clarification purposes, we note that the Voting Agreement provides that if a corporate action requiring approval by "special resolution", "ordinary resolution" or "unanimous resolution" under the Business Corporations Act (British Columbia) (the "BCBCA") is both (1) approved by the board of directors and (2) approved in writing by the holders of at least 66-2/3% of the Common Shares (in the case of a "special resolution") or the holders of at least a majority of the Common Shares (in the case of an "ordinary resolution" or a "unanimous resolutions"), then all shareholders are obligated to vote their shares in favor of such corporate action.

Risk Factors

Our executive officers, directors and insider shareholders beneficially..., page 16

2. We note your response to prior comment 5. Please define your reference to insider shares and clarify whether your statement that the "percentage increases to approximately 60.8% when insider shareholders are included" relates to shares subject to the Voting Trust Agreement. If not, please clarify the total voting power subject to the Voting Trust Agreement.

Response: The Company respectfully acknowledges the Staff's comment and has amended the disclosure on page 16 in response to the Staff's comment. The Company considers insiders to be its officers, directors, significant employees, and shareholders who own greater than 10% of the Company's securities. The list includes:

1. Mark Godsy - as the Company's director and Chief Executive Officer and greater than 10% shareholder,

2. Xavier Wenzel - as the Company's Chief Financial Officer,

3. David Segal - as the Company's Chief Innovation Officer,

4. Sandeep Arya - as the Company's Chief Business Officer,

5. Zavier Alexander - as the Director of Product Management he is considered to be a significant employee,

6. Gary Roshak - as the Company's director,

7. John Occhipinti - as the Company's director, and

8. Sam Sullivan - as the Company's director.

The Company would also respectfully like to advise Staff that all shareholders and their shares are subject to the Voting Trust Agreement.

www.nauth.com

U.S. Securities and Exchange Commission February 26, 2025 Page 3

3. Please include a discussion of the risks associated with investors executing an adoption agreement whereby they agree to be bound by the terms of the Voting Agreement. Include a discussion of the material terms of the voting agreement including that investors will be required to vote their shares in favor of certain director nominees designated by your Chief Executive Officer, Mark Godsy as well as any corporate action approved by the board of directors. Also, include a discussion of the fact that this arrangement may have the effect of allowing Mr. Godsy to control the outcome of corporate actions that require stockholder approval as well as exercise voting control of the company in a manner that exceeds his economic interest.

Response: The Company respectfully acknowledges the Staff's comment and has added a risk factor on page 23 titled "All of the Company's shareholders are required to execute an adoption agreement whereby they agree to be bound by the terms of the Voting Agreement" in response to the Staff's comment.

If an investor purchases Common Shares in this Offering..., page 23

4. Please disclose that your authorized share capital permits the issuance of an unlimited number of Voting Common Shares and an unlimited number of Non-Voting Common Shares. Also, describe the potential risks to investors related to this capital structure.

Response: The Company respectfully acknowledges the Staff's comment and has added an additional risk factor on page 23 titled "Shareholders may experience further dilution in the event of subsequent offerings of the Company's Common Shares Non-Voting Common Shares or other equity, debt or hybrid securities convertible or exchangeable into equity securities of the Company" in response to the Staff's comment.

Securities Being Offered

Shareholder Agreements, page 60

5. Please clarify whether Mr. Godsy's director nomination rights are transferrable and describe how you will disclose to investors if he chooses to exercise his director nomination rights.

Response: The Company respectfully acknowledges the Staff's comment and has clarified that Mr. Godsy's rights are non-transferable in response to the Staff's comment. We have also included a description on page 60 on the notices that will be provided to shareholders if he chooses to exercise his director nomination rights.

www.nauth.com

U.S. Securities and Exchange Commission February 26, 2025 Page 4

General

6. Please provide us with a legal analysis of the basis upon which you concluded that the provisions in the Voting Agreement pursuant to which investors agree to vote their shares in favor any corporate action approved by the board of directors and in favor of the election of the director nominees designated by Mr. Godsy is permissible under the Business Corporations Act of the Province of British Columbia and any applicable provisions of your articles of incorporation.

Response: The Company respectfully acknowledges the Staff's comment. The Voting Agreement is a contractual arrangement among the Company and its shareholders and does not purport to alter statutory corporate law. Neither the Business Corporations Act (British Columbia) ("BCBCA") nor the Company's Articles prohibit shareholders from contractually agreeing to vote their shares in a specific manner. While the Company is not aware of a decision of a British Columbia court which challenges analogous provisions in the Voting Agreement, as drafted, the Company notes that provisions relating to board composition/nomination rights and approvals of corporate actions are common in shareholders' agreements of BCBCA companies, as well as companies of other Canadian corporate jurisdictions. See also our response to comment 1 above wherein we have clarified shareholder's obligations under the Voting Agreement.

The Company hereby advises, or acknowledges to, Staff that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Mark Godsy, Chief Executive Officer of Naqi Logix Inc.
Naqi Logix Inc.

www.nauth.com